June 25, 2021

VIA EDGAR and email

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Keira Nakada
Rufus Decker

Re: TriNet Group, Inc.

Form 10-K for the fiscal year ended December 31, 2020

Filed February 16, 2021

File No. 001-36373

Dear Ms. Nakada and Mr. Decker:

We received your letter dated June 14, 2021 setting forth comments from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) with respect to our above-referenced report filed under the Securities Exchange Act of 1934. Our responses to your comments are set forth below. References to “we”, “our”, “TriNet” and “the Company” refer to TriNet Group, Inc. and its consolidated subsidiaries.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 34

1.	We read your response to comment 1 and your proposed presentation of Net Service Margin and Net Insurance Services Margin. Your definitions exclude the Cost of Providing Services line item, which you describe as costs that are controllable. Please tell us in more detail about the nature of these costs, how they differ from your variable costs of service and why presenting these margins is appropriate without them.

Background

Our clients are billed for professional services and insurance services on a fee per worksite employee per month basis. We refer to our worksite employees as “WSEs”. We earn both Professional Service Revenue and Insurance Service Revenue on our WSEs. As a result, we measure and disclose volume based on the number of WSEs that we serve. Increases or decreases in our WSEs result in corresponding increases or decreases in our Professional Service Revenue, Insurance Service Revenue and our Insurance Costs. However, our Cost of Providing Services does not vary directly based on changes in the volume of our WSEs, as described below.

One Park Place, Suite 600, Dublin, CA 94568

Phone 866.344.6688 • Fax 510.352.6480 • TriNet.com

Cost of Providing Services

Our Cost of Providing Services line item includes certain operating expenses related to providing both professional services and insurance services for our clients. These costs consist of employee compensation, rent, technology, and overhead costs for the payroll processing, tax administration, health insurance benefit administration, customer service and other professional employer organization (“PEO”) services that make up our professional services and insurance services. Similar to other operating expenses, such as Sales and Marketing and General and Administrative Costs, our Cost of Providing Services generally does not vary with or in proportion to changes in our volume of WSEs, or changes in our Professional Service Revenue or Insurance Service Revenue. Our Cost of Providing Services can change based on management decisions on staffing levels, employee compensation, office size and location, and use of technology, but these costs are mostly fixed in the short-term.

Insurance Costs

In contrast, our Insurance Costs include payments to insurance carriers for WSE premiums and reimbursement of WSE claims, and these costs generally vary with and in proportion to changes in our Insurance Service Revenue. Insurance Costs are variable costs because they are driven by changes in our volume of WSEs, by health benefit election changes made by WSEs, and by WSE decisions regarding when and how to access medical services (which we refer to as medical services utilization). Changes to WSE health benefit elections can occur when WSEs enroll in or change their benefits coverage, add dependents, or select plans with different deductibles.

Increases or decreases in our volume of WSEs and increases or decreases in WSE health benefit elections by WSEs cause corresponding increases or decreases in both Insurance Service Revenue and Insurance Costs. Because Insurance Costs vary with changes in our WSE volume and Insurance Service Revenue, this line item differs from our Cost of Providing Services, which is mostly fixed in the short-term.

Net Service Margin and Net Insurance Service Margin

In response to the Staff’s request to explain why it is appropriate to present Net Service Margin and Net Insurance Service Margin excluding our Cost of Providing Services, we note that Net Service Margin and Net Insurance Service Margin are analogous to contribution margins that are available to us to pay our fixed costs, including our Cost of Providing Services.

A contribution margin is calculated as revenue less variable costs and represents the aggregate amount of revenue available after variable costs to cover fixed costs and generate a return. A variable cost is an expense that changes in proportion to sales volume. We measure and disclose volume based on the number of WSEs that we serve. As discussed above, increases or decreases in our WSE volume result in corresponding increases or decreases in our Professional Services Revenue, Insurance Services Revenue and Insurance Costs. Our Insurance Costs thus represent variable costs.

One Park Place, Suite 600, Dublin, CA 94568

Phone 866.344.6688 • Fax 510.352.6480 • TriNet.com

Conversely, a fixed cost is a cost that does not change with increases or decreases in sales volume. As discussed above, increases or decreases in our WSE volume do not result in changes in our Cost of Providing Services, and thus represent a fixed cost.

Net Service Margin can be calculated as Total Revenue less our Insurance Costs (which are variable). This measure excludes our Cost of Providing Services (which are fixed), as well as other operating expenses. We believe Net Service Margin is an important metric for users of our financial statements because it allows investors to zero in on the growth (or decline) of TriNet’s contribution margin from professional services and insurance services, net of changes in variable Insurance Costs. It is worth noting that Net Service Margin is a common metric used by equity analysts that cover PEOs along with other tech-enabled service companies when writing research reports for their investors. This concept is very analogous to several industries, such as the payment processing industry that presents a contribution margin consisting of GAAP Revenue less variable interchange fees, or the oil and gas industry that presents crack spread, representing the difference between the selling price of finished products and the purchase price of crude oil.

Net Insurance Service Margin can be calculated as Insurance Services Revenue less our Insurance Costs (which are variable), and it represents the contribution margin from our insurance services. Net Insurance Service Margin is a performance measure of our insurance pricing adequacy, which we believe is important for our investors because it illustrates the impact of changes in the rate (resulting, for example, from WSE medical services utilization or workplace accident frequency and severity) for Insurance Costs independent of changes in our volume of WSEs that impact both Insurance Service Revenue and Insurance Cost.

Increases or decreases in workplace accidents or medical services utilization by WSEs cause a change in our rate for Insurance Costs, measured as Insurance Cost per WSE. While our Insurance Costs vary with and in proportion to changes in the volume of our WSEs and Insurance Service Revenue, the fees we charge per WSE for insurance services are established at the inception of the contract and do not change as a result of these rate changes. By excluding our Professional Service Revenue and Cost of Providing Services (which are fixed costs), we provide users of our financial statements with an important performance measure of the adequacy of our pricing for insurance services. For instance, in periods where we have increased WSE volume, but underpriced our insurance risk (for example, by underestimating WSE medical services utilization or the frequency or severity of workplace accidents), this measure would illustrate the decrease in margin despite the growth in Insurance Service Revenue.

If we instead include our fixed Cost to Provide Services in these contribution margins, we would effectively be disclosing aggregated gross margins. We believe that aggregated measures are less useful to users of our financial statement because such metrics are distorted by management resourcing decisions, which are appropriately classified in our Cost of Providing Services. We believe that an aggregated approach would be unhelpful to users of our financial statements, who we believe seek to understand the contribution margin earned from our Total Revenue and the adequacy of our pricing for insurance services, independent of our fixed Cost of Providing Services. By disclosing and discussing the material changes in these contribution margins period over period, while separately discussing changes in our Cost of Providing Services, we believe we provide additional important and relevant information at a disaggregated level to the users of the financial statements.

One Park Place, Suite 600, Dublin, CA 94568

Phone 866.344.6688 • Fax 510.352.6480 • TriNet.com

2.	We read your response to comment 2. By including Net Service Margin as the denominator in the calculation of Adjusted EBITDA margin, you are effectively presenting Net Service Margin as a substitute for GAAP revenue. However, your response to comment 1 indicates that you are presenting Net Service Margin and Net Insurance Services Margin as types of gross profit, more akin to contribution-type measures, rather than as substitutes for GAAP revenue. As such, please revise to exclude any ratio utilizing Net Service Margin as the denominator.

Thank you for clarifying the Staff’s earlier comment. In our future filings, we will revise our Adjusted EBITDA Margin metric to use Total Revenue (calculated under GAAP) as the denominator. In order to help users of our financial statements understand this change, we request that we use our June 30, 2021 financial filing period as a transition period where we present both the metric we have formerly been disclosing as Adjusted EBITDA Margin and our new, revised Adjusted EBITDA Margin, using GAAP Total Revenue, as the denominator.

We appreciate the Staff’s consideration of our position and responses to our May 20, 2021 letter, and we will make ourselves available to provide any further clarity requested by the Division of Corporate Finance or the Office of the Chief Accountant. We request that the Staff contact the undersigned at (510) 352-5000 with any questions or comments regarding this response.

Respectfully submitted,

TriNet Group, Inc.

/s/ Kelly Tuminelli
By: Kelly Tuminelli
EVP, Chief Financial Officer and Principal Financial Officer

Cc:

Christine Adams, U.S. Securities & Exchange Commission, Office of the Chief Accountant

Burton M. Goldfield, President and Chief Executive Officer

Samantha Wellington, SVP, Chief Legal Officer

Jonathan Lee, VP, Chief Accounting Officer

James Bodner, Deloitte & Touche LLP

Sarah K. Solum, Freshfields Bruckhaus Deringer LLP

One Park Place, Suite 600, Dublin, CA 94568

Phone 866.344.6688 • Fax 510.352.6480 • TriNet.com